FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 1, 2003

Commission File Number 0-25816

ARCHANGEL DIAMOND CORPORATION (Translation of registrant's name into English)
Suite 400, 65 Overlea Blvd., Toronto, ON M4H 1P1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   √

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

   √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following is included in this Form 6-K:

Exhibit 99.1

- Press Release dated November 24, 2003, announcing that the oral argument in the Company’s appeal to the Colorado State Court of Appeal has now been set for January 20, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHANGEL DIAMOND CORPORATION (Registrant)
By: /s/ David Massola David Massola Chief Financial Officer

Date: December 1, 2003